NEWS RELEASE

        ELD No. 10-06

TSX: ELD   NYSE: EGO  ASX: EAU

    March 18, 2010

2009 Year End Financial Results

Gold sales up 29 percent; Cash Flow $0.38 per share; Earnings $0.26 per share

(All figures in United States dollars, unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, ("Eldorado" the "Company" or "we") is pleased to report on the Company's financial results for the fourth quarter and for the year ended December 31, 2009. Eldorado reported net income of $33.3 million or $0.08 per share for the quarter and for the year net income of $102.4 million or $0.26 per share. Eldorado reported cash generated from operating activities before changes in non-cash working capital of $56.6 million or $0.13 per share for the quarter and for the year of $146.9 million or $0.38 per share.

"This was a very successful quarter and year for Eldorado," stated Paul Wright. "We had record quarterly production with strong performance from both our Kisladag and Tanjianshan gold mines. And with the successful completion of our acquisition of Sino Gold and the continued development of our projects in Turkey, China and Greece, we are solidifying our position as one of the world's lowest cost gold producers. Our gold sales revenue increased by 29 percent to $358.5 million as we benefited from increased production and gold prices. Looking ahead, we anticipate 2010 production of 550,000 to 600,000 ounces of gold at a cash operating cost of between $385 and $400 per ounce."

Q4 2009 Highlights

  Produced 107,904 ounces of gold at our Tanjianshan and Kisladag mines at an average cash operating cost of $308 per ounce;

  Sold 131,068 ounces of gold at a realized average price of $1,103 per ounce;

  Reported earnings of $0.08 per share; and

  Completed our acquisition of Sino Gold Mining by purchasing all of Sino Gold's issued and outstanding shares - a transaction that values Sino Gold at approximately CDN$1.7 billion.

Financial Results
Eldorado's consolidated net income for the fourth quarter of 2009 was $33.3 million or $0.08 per share, compared with $28.2 million or $0.08 per share (excluding the gain on the sale of Sao Bento mine) in the fourth quarter of 2008. Net income for the twelve-month period ended December 31, 2009 was $102.4 million or $0.26 per share, compared to $163.7 million or $0.46 per share in 2008. Net income in 2008 included a gain on the sale of Sao Bento of $72.5 million or $0.20 per share. Eldorado cash generated from operating activities before changes in non-cash working capital for the fourth quarter of 2009 was $56.6 million or $0.13 per share compared with $27.3 million or $0.07 per share in the fourth quarter of 2008. Cash generated from operating activities before changes in non-cash working capital for the twelve month period ended December 31, 2009 was $146.9 million or $0.38 per share compared to $125.9 million or $0.35 per share in 2008.

Over the quarter, we sold 64 per cent more ounces of gold at a 38 percent increase in price as compared to the same period in 2008. In Q4 2009 we sold 131,068 ounces of gold at an average price of $1,103 per ounce, compared to 79,965 ounces at an average price of $800 per ounce in the fourth quarter of 2008.

Corporate Activities

Completion of Sino Gold acquisition

On December 15, 2009, we acquired all the remaining shares of Sino Gold that had not previously been held by us. With this acquisition, we have acquired Sino Gold's interests in the Jinfeng Gold mine (the second-largest gold mine in China) as well as the White Mountain Gold mine and the Eastern Dragon Gold project.

Operating Performance

Kisladag
During the quarter, we placed 3,679,685 tonnes of ore on the leach pad at an average grade of 0.86 grams of gold per tonne. We produced 70,131 ounces of gold at a cash cost of $296 per ounce, compared to production of 57,902 ounces of gold in the third quarter of 2009 and 60,753 ounces in the fourth quarter of 2008.

Tanjianshan
We produced 37,773 ounces of gold at a cash operating cost of $330 per ounce in the fourth quarter, up from 31,016 ounces in the third quarter and compared to 21,092 ounces in the fourth quarter of 2008. Gold production has increased with the commissioning of the roaster, and recoveries in the flotation circuit have increased from around 65 percent to over 80 percent.

Jinfeng

For the month of December 2009, Jinfeng produced 14,541 ounces of gold at a cash operating cost of $472 per ounce. During the month 136,054 tonnes were milled at an average grade of 3.97 grams per tonne gold.

White Mountain

For the month of December 2009, White Mountain produced 6,148 ounces of gold at a cash operating cost of $364 per ounce. The mine reported 58,074 tonnes were milled at an average grade of 4.26 grams per tonne gold.

Eldorado is a gold producing and exploration company actively growing businesses in Turkey, China, Brazil, Greece and the surrounding regions. We have four operating mines, two mines under construction, a project in the developing stages and an extensive exploration program with 125,000 meters of drilling planned for 2010. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call Friday March 19, 2010 to discuss the Year End 2009 Financial Results at 11:30 a.m. ET (8:30 a.m. PT). You may participate in the conference call by dialling 416-695-6622 in Toronto or 1-800-355-4959 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold. The call will be available on Eldorado's website www.eldoradogold.com. A replay of the call will be available until March 26, 2010 by dialling 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code 8574327.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the number of shares issued is subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Eldorado's CDIs trade on the Australian Securities Exchange (ASX: EAU). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Website www.eldoradogold.com

Request for information packages:laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2009	Second Quarter 2009	Third Quarter 2009	Fourth Quarter 2009	Fourth Quarter 2008	2009	2008
Gold Production
Ounces Produced	61,426	84,572	88,918	128,593	81,845	363,509	308,802
Cash Operating Cost ($/oz)[1],[4]	296	300	297	329	298	309	257
Total Cash Cost ($/oz)[2,4]	315	322	326	364	319	337	289
Total Production Cost ($/oz)[3,4]	375	387	430	486	404	430	370
Realized Price ($/oz - sold)	909	927	957	1,103	800	995	876
Kisladag Mine, Turkey[5]
Ounces Produced	46,192	62,985	57,902	70,131	60,753	237,210	190,334
Tonnes to Pad	2,084,714	2,428,611	2,523,546	3,679,685	2,371,101	10,716,556	7,555,881
Grade (grams / tonne)	1.34	1.18	1.22	0.86	1.34	1.11	1.27
Cash Operating Cost ($/oz)[4]	274	269	276	296	279	280	254
Total Cash Cost ($/oz)[2,4]	276	271	278	298	281	282	256
Total Production Cost ($/oz)[3,4]	315	309	336	354	314	330	291
Tanjianshan Mine, China
Ounces Produced	15,234	21,587	31,016	37,773	21,092	105,610	118,468
Tonnes Milled	228,066	231,874	257,730	256,828	216,273	974,498	858,829
Grade (grams / tonne)	3.97	5.63	5.73	5.81	4.33	5.31	5.31
Cash Operating Cost ($/oz)[4]	362	390	338	330	352	349	261
Total Cash Cost ($/oz)[2,4]	432	470	414	424	429	432	343
Total Production Cost ($/oz)[3,4]	557	616	604	670	664	623	496
Jinfeng Mine, China[6]
Ounces Produced	-	-	-	14,541	-	14,541	-
Tonnes Milled	-	-	-	136,054	-	136,054	-
Grade (grams / tonne)	-	-	-	3.97	-	3.97	-
Cash Operating Cost ($/oz)[4]	-	-	-	472	-	472	-
Total Cash Cost ($/oz)[2,4]	-	-	-	516	-	516	-
Total Production Cost ($/oz)[3,4]	-	-	-	623	-	623	-
White Mountain Mine, China[6]
Ounces Produced	-	-	-	6,148	-	6,148	-
Tonnes Milled	-	-	-	58,074	-	58,074	-
Grade (grams / tonne)	-	-	-	4.26	-	4.26	-
Cash Operating Cost ($/oz)[4]	-	-	-	364	-	364	-
Total Cash Cost ($/oz)[2,4]	-	-	-	400	-	400	-
Total Production Cost ($/oz)[3,4]	-	-	-	535	-	535	-

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this Review.

5

The Kisladag mine temporarily ceased operations on August 18, 2007 and reopened on March 6, 2008.

6

Jinfeng and White Mountain production for the period December 4 to December 31, 2009 only.

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2009	2008
	$	$
Assets

Current assets
Cash and cash equivalents	265,369	61,851
Restricted cash (note 5 and 13(g))	50,000	-
Marketable securities (note 6)	13,951	43,610
Accounts receivable and other (note 7)	32,041	36,109
Inventories (note 8)	129,197	86,966
Derivative contract (note 10)	-	-
Future income taxes (note 16)	-	175
	490,558	228,711
Inventories (note 8)	31,534	-
Restricted assets and other (note 10)	8,265	6,111
Mining interests (note 11)	2,580,816	668,309
Goodwill (note 12)	324,935	2,238
	3,436,108	905,369

Liabilities

Current liabilities
Accounts payable and accrued liabilities	157,250	42,659
Debt - current (note 13)	56,499	139
Future income taxes (note 16)	4,264	1,097
	218,013	43,895
Debt - long-term (note 13)	134,533	-
Contractual severance obligations	-	-
Asset retirement obligations (note 14)	26,566	4,812
Future income taxes (note 16)	390,242	60,043
	769,354	108,750

Non-controlling interests	26,144	4,799

Shareholders* Equity

Share capital (note 17(b))	2,671,634	931,933
Contributed surplus (note 17(c))	17,865	19,378
Accumulated other comprehensive income (note 17(d))	2,227	(5,971)
Deficit	(51,116)	(153,520)
	2,640,610	791,820
	3,436,108	905,369
Subsequent events (note 13(g) and note 25)
Commitments and contingencies (note 20)

Approved on behalf of the Board of Directors

                                                                     (Signed) Paul N. Wright          Director                                           (Signed) Robert R. Gilmore           Director

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Expressed in thousands of U.S. dollars except per share amounts)

	2009	2008
	$	$
Revenue
Gold sales	358,467	277,723
Interest and other income	2,262	10,508
	360,729	288,231

Expenses
Operating costs	132,464	92,004
Depletion, depreciation and amortization	38,658	25,995
General and administrative	32,530	38,299
Exploration	11,970	12,316
Mine standby costs	2,580	2,432
Asset retirement obligation costs (note 14)	291	3,108
Foreign exchange (gain) loss	(2,966)	176
	215,527	174,330

Gain on disposal of assets	(854)	(70,774)
Gain on marketable securities	(1,689)	(2,475)
Interest and financing costs	824	2,940
Loss on derivative contract (note 9)	-	2,956
Writedown of assets	-	-
	213,808	106,977
Income before income taxes and non-controlling interests	146,921	181,254

Income tax (expense) recovery (note 16)
Current	(44,862)	(25,403)
Future	2,972	12,904
	(41,890)	(12,499)

Non-controlling interests	(2,627)	(5,099)

Net income for the year	102,404	163,656

Deficit, beginning of year	(153,520)	(317,176)
As previously reported
Change in accounting policy	-	-
As adjusted	(153,520)	(317,176)
Deficit, end of year	(51,116)	(153,520)

Weighted average number of shares outstanding
Basic	389,384	355,132
Diluted	391,707	356,308

Earnings per share
Basic income per share - US$	0.26	0.46
Diluted income per share - US$	0.26	0.46

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2009	2008
	$	$
Cash flows generated from (used in):

Operating activities
Net earnings for the year	102,404	163,656
Items not affecting cash
Asset retirement obligations costs	291	3,108
Contractual severance expense	-	-
Depletion, depreciation and amortization	38,658	25,995
Unrealized foreign exchange loss (gain)	281	(3,950)
Future income taxes expense (recovery)	(2,972)	(12,904)
Gain on marketable securities	(1,689)	(2,475)
Gain on disposal of assets	(854)	(70,774)
Imputed interest and financing costs	-	39
Stock-based compensation	9,091	11,866
Fair value of bonus cash award units	(2,543)	1,815
Pension expense	1,689	1,478
Non-controlling interest	2,627	5,099
Loss (gain) on derivative contract	-	2,956
	146,983	125,909
Property reclamation payments	-	(1,225)
Contractual severance payments	-	(953)
Changes in non-cash working capital (note 19)	45,059	(18,187)
	192,042	105,544

Investing activities
Mining interests
Acquisition of subsidiary net of cash received (note 4)	54,179	7,479
Capital expenditures	(106,614)	(123,950)
Sales and disposals	35	5,214
Marketable securities
Purchases	(3,967)	(20,462)
Proceeds on disposals	42,770	25,737
Pension plan contributions (note 15)	(1,856)	(3,791)
Value added taxes recoverable on mining interests	-	-
Restricted cash	1,877	71,515
	(13,576)	(38,258)

Financing activities
Capital stock
Share issuance costs		-
Issuance of common shares for cash	25,201	14,730
Dividend paid to non-controlling interest	(149)	(300)
Long-term and bank debt
Proceeds	4,983	5,000
Repayments	(4,983)	(70,879)
	25,052	(51,449)
Net increase (decrease) in cash and cash equivalents	203,518	15,837
Cash and cash equivalents - beginning of year	61,851	46,014
Cash and cash equivalents - end of year	265,369	61,851

Supplementary cash flow information (note 19)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

For the year ended December 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2009	2008
	$	$

Net earnings for the year ended December 31,	102,404	163,656

Other comprehensive income (loss)
Unrealized gains (losses) on available-for-sale investments - net of taxes of $320 (2008 - nil) (note 17(d))	129,098	(6,431)
Reversal on acquisition of subsidiary (note 4 (a))	(122,617)	(153)
Realized losses (gains) on available-for-sale investments (note 17(d))	1,717	(61)
Other than temporary impairment charges	-	460

Comprehensive income for the year ended December 31,	110,602	157,471

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation ("Eldorado" or "the Company") is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Brazil, China, Turkey and Greece. Production operations in Brazil ceased in the second quarter of 2007 and the Sao Bento mine ("Sao Bento") was sold to AngloGold Ashanti in December 2008. The Company acquired control of Sino Gold Mining Ltd. ("Sino Gold") in December 2009 along with its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon exploration project.

2.

Significant accounting policies

(a)

Basis of presentation and principles of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and presented in United States dollars. As disclosed in note 24, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). The consolidated financial statements include the wholly owned and partially owned subsidiaries of the Company, the most significant of which are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Gold Mine
Tuprag Metal Madencilik Sanayi ve Ticaret AS	Turkey	100%	Consolidated	Ki*lada* Gold Mine
				Efemcukuru Project
Unamgen Mineracao e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Gold Mining Ltd.	China	100%	Consolidated	Jinfeng (82% owned)
				White Mountain (95% owned)
				Eastern Dragon (95% owned)

All material inter-company balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, impairment analysis and valuation of derivative contracts, determination of recoverable metal on leach pads, reclamation obligations, non-cash stock-based compensation and warrants, pension benefits, valuation allowances for future income tax assets and the provision for income tax liabilities and assessing and evaluating contingencies. Actual results could differ from these estimates.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash. Cash and cash equivalents and restricted cash are designated as held-for-trading and measured at fair value.

(d)

Inventories

i.

Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, dore awaiting refinement and unsold bullion, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation, depletion and amortization of mining interests.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Inventories for which processing and sale is not expected to complete within one year is classified as non-current.

ii.

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and replacement cost and, where appropriate, less a provision for obsolescence.

(e)

Investments

Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss until such gains or losses are realized or an other than temporary decline in fair value has been determined to have occurred. Factors that contribute to an other than temporary decline include a significant and prolonged decline in fair value below its cost, and the existence of factors such as significant adverse changes in the market and economic environments in which the Company operates, which indicate the prospects for recovery in the fair value of the investment are compromised in the near term.

Investments classified as held-for-trading are reported at fair value with unrealized gains or losses included in earnings in "Gain/loss on marketable securities". Marketable securities and investments in equity securities held for the purpose of trading are classified as held-for-trading and those that are not held for the purpose of trading are classified as available-for-sale.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(f)

Deposits

Deposits, such as those required by governmental authorities for possible environmental liabilities, are classified as held-for-trading.

(g)

Financial instruments

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

Derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings in "Gain/loss on derivative contract". Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

(h)

Mining interests

Mining interests include development expenditures and property, plant and equipment recorded at cost. Cost includes expenditures incurred on properties under development and the estimated fair value of any related asset retirement obligation at the time the obligation is originally recorded. Significant payments related to the acquisition of land and mineral rights are capitalized as incurred.

Mineral properties, buildings, plant and equipment, and other assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine's estimated life using the units of production method calculated based on proven and probable reserves. Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit's estimated life using the unit of production method calculated based on proven and probable reserves related to each pit. Furniture and fixtures, vehicles, computers and other plant and equipment whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

When events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating, sustaining capital and reclamation costs.

 If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Management assesses the asset for impairment by comparing its fair value, determined using best estimates of fair value based on the information available.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(i)

Goodwill

Goodwill is the excess of the cost of an acquired business over the net amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to a reporting unit and any potential goodwill impairment is identified by comparing the carrying amount of the reporting unit with its fair value. If any potential impairment is identified, the impairment loss is quantified by comparing the carrying amount to its fair value and is recognized in earnings.

(j)

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. Costs incurred after the property is placed into production that increase production volume or extends the life of the mine are capitalized.

A mineral resource is considered to have economic potential when it is expected that proven and probable reserves can be economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i.

There is a probable future benefit that will contribute to future cash inflows;

ii.

The Company can obtain the benefit and control access to it, and;

iii.

The transaction or event giving rise to the benefit has already occurred.

(k)

Deferred financing charges

Deferred financing costs represent the issuance costs of the Company's long-term debt. Deferred costs are netted against the carrying value of long-term debt on the consolidated balance sheet and amortized using the effective interest rate method over the expected life of the related liability.

(l)

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenue and expense items denominated in foreign currencies are translated at average rates. Non-monetary items are translated at historical rates. Any gains and losses are reflected in earnings.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(m)

Capital lease obligations

Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. Assets recorded under capital leases are amortized on a straight-line basis over the lesser of the term of the lease and the life of the asset. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

(n)

Asset retirement obligations

Asset retirement obligations ("AROs") represent the estimated net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites.

The carrying value of property, plant, equipment and mining interests are increased by the same amount as the ARO liability recognized, as such obligations are incurred and amortized against income over the useful life of the related asset. AROs are determined in compliance with recognized standards for site closure and mine reclamation established by government regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as "accretion of asset retirement obligations" using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the ARO obligation is adjusted accordingly and the adjustment is added to, or deducted from, the carrying value of property, plant and equipment and mining interest. In the event that the adjustment occurs after the mine in question has closed, the adjustment is added to or deducted from earnings.

(o)

Stock-based compensation

Stock-based compensation is measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever estimate is more reliable. Compensation expense is recognized on the graded method over the stock option vesting period. The fair values attributable to unvested stock options that are forfeited are credited to earnings as they occur.

Bonus cash award units are considered liability awards and are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(p)

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in rates is included in operations. A future income tax asset is recorded when the probability of realization is more likely than not.

(q)

Revenue recognition

Revenue from the sale of bullion is recognized when persuasive evidence of an arrangement exists, the bullion has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

(r)

Earnings (loss) per share

Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method.

(s)

Capitalization of interest

Where the Company has secured debt financing to finance the cost of specific capital projects, interest is capitalized on the related construction and development project until the project begins commercial operation or the development ceases.

(t)

Stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of production basis over the economically recoverable proven and probable reserves tonnes to which they relate. Production is deemed to have commenced when saleable minerals are extracted from an ore body.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(u)

Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Examples of mine standby costs are labour, maintenance and mine support costs during temporary shutdowns of a mine. Examples of restructuring costs are severance payments to employees laid off as a result of outsourcing the mining function.

(v)

Defined benefit pension plan

Defined benefit pension plan obligations and expense are based on actuarial determinations. The projected benefit method prorated on service is used to determine the accrued benefit obligation and expense. Actuarial assumptions used to determine defined benefit pension plan liabilities are based upon best estimates of expected plan investment performance, salary escalation rates and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

Past service costs are amortized on a straight-line basis over the expected average remaining service period of active members at the time of the past service event.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits or through experience as results differ from actuarial assumptions. Cumulative differences that are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the expected average remaining service period of active members.

Certain comparative figures have been reclassified to conform to the current year's presentation.

3.

Changes in accounting policies and new accounting developments

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new standard provides guidance on recognizing, measuring, presenting and disclosing goodwill and intangible assets and is effective beginning January 1, 2009 and applies retrospectively.

The adoption of this new accounting policy did not have a material impact on Eldorado's consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Changes in accounting policies and new accounting developments (continued)

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company has not yet adopted this standard.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet adopted these standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC requires the Company to take into account the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 20, 2009. The adoption of this new accounting policy did not have a material impact on Eldorado's consolidated financial statements.

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract is effective for financial statements issued after March 27, 2009. The adoption of this new accounting policy did not have a material impact on Eldorado's consolidated financial statements.

Financial Instruments - Disclosures (Section 3862)

In June 2009, the Accounting Standards Board ("AcSB") amended CICA Section 3862, Financial Instruments - Disclosures, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risks. The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosures must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Changes in accounting policies and new accounting developments (continued)

The standard now requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques, disclosing separately changes during the period. It also requires disclosures of the risk related to financial liabilities that are settled by delivering cash or other financial assets and a maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk. The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years beginning on or after September 30, 2009. The Company adopted this amended standard in 2009 and the required disclosures are included in note 22.

Accounting Changes (Section 1506)

In June 2009, the CICA issued an amendment to CICA 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity's primary basis of accounting. The amendment is effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of the International Financial Reporting Standards ("IFRS") is not expected to qualify as an accounting change under CICA 1506. The amendment to this standard did not have a material impact on Eldorado's consolidated financial statements.

Financial Instruments - Recognition and Measurement (Section 3855) and Impaired Loans (Section 3025)

In July 2009, the AcSB amended Section 3855, Financial Instruments - Recognition and Measurement, and Section 3025, Impaired Loans, to converge with IFRS for impairment of debt instruments by enabling debt securities to be included in the loans and receivables category. The main features of the amendments are: i) to eliminate the distinction between debt securities and other debt instruments and adopt the definition of loans and receivables from IAS 39, Financial Instruments - Recognition and Measurement, ii) to permit reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and specifying the circumstances in which such transfers can be made and the accounting for those transfers, iii) to reclassify to net income, foreign exchange gains and losses associated with assets transferred out of the available-for-sale category, that were previously recognized in other comprehensive income, immediately upon transfer, iv) to change the impairment model for held-to-maturity investments to the incurred credit loss model in accordance with Section 3025, and v) to require the reversal of an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

The new changes are effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The adoption of this new accounting policy did not have a material impact on Eldorado's consolidated financial statements.

International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with IFRS, as issued by the International Standard Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Acquisitions and divestitures

(a)

Sino Gold

Eldorado acquired all of the outstanding Sino Gold Securities not previously held by Eldorado on December 15, 2009, pursuant to a Scheme Implementation Deed dated August 26, 2009, as amended October 27, 2009 (the "Scheme Deed"), with Sino Gold, by way of schemes of arrangement (the "Schemes") under the laws of Australia (the "Transaction").

Pursuant to the Schemes, Eldorado acquired all of the outstanding ordinary shares of Sino Gold ("the Sino Gold Shares") not previously held by Eldorado that, together with the Sino Gold Shares already held by Eldorado, constituted 100% of the issued and outstanding Sino Gold Securities following the implementation of the Transaction. All outstanding options to purchase Sino Gold Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.

Consideration for the Sino Gold Shares acquired was common shares of Eldorado ("Eldorado Shares"), with the number issued based on a share exchange ratio of 0.55 Eldorado Share for each Sino Gold Share. Consideration for cancellation of Sino Gold Options was Eldorado Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price and time value for such Sino Gold Options and whether the Sino Gold Options were "in the money" or not.

Eldorado issued an aggregate of 131,772,777 common shares in the capital of Eldorado, either directly or indirectly as CHESS Depository Interests ("CDIs"), through CHESS Depository Nominees Pty Limited, to former shareholders and option holders of Sino Gold pursuant to the Scheme Deed in connection with the implementation of the Schemes.

Eldorado previously acquired 57,968,029 Sino Gold Shares (19.8%) on July 27, 2009, pursuant to a Share Purchase and Sale Agreement (the "Share Purchase Agreement") dated June 3, 2009, as amended on July 10, 2009, with Gold Fields Australasia (BVI) Limited ("GFA") in consideration for 27,824,654 Eldorado Shares and a purchase price adjustment right. In connection with the implementation of the Schemes, Eldorado has issued a further 4,057,762 Eldorado Shares to GFA pursuant to the purchase price adjustment provisions of the Share Purchase Agreement. A total of 135,830,539 Eldorado Shares (including those issued to GFA) were issued in connection with the implementation of the Schemes.

The business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Sino Gold as the acquiree. For accounting purposes, Eldorado acquired control of Sino Gold on December 4, 2009 and these consolidated financial statements include the results of Sino Gold from December 4, 2009.

The cost of acquisition comprises the fair value of Eldorado shares issued, based on the issuance of 135,830,539 Eldorado shares at $10.61 per share based on the share price around the announcement date of the Transaction, for a total of $1,441,162, the original cost of the Sino Gold common shares previously acquired of $263,293 based on the share price at their acquisition date of July 27, 2009, which amount is net of the reversal of the unrealized gain of $122,617 included in other comprehensive income, plus Eldorado's estimated transaction costs of $23,602, for a total consideration of $1,728,057.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Acquisitions and divestitures (continued)

Eldorado received net cash proceeds from the Sino Gold Transaction of $54,179.  Net cash proceeds result from the cash balance acquired of $77,781 less acquisition costs incurred of $23,602.

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price	$

131,772,777 common shares of Eldorado issued as CDIs	1,398,109
4,057,762 common shares of Eldorado issued to GFA	43,053
27,824,654 common shares of Eldorado issued to GFA, being cost of 57,968,029
Sino Gold shares previously acquired
Transaction costs	23,602
1,728,057

The above preliminary purchase price has been allocated as follows:

Fair value of net assets acquired	$

Cash	77,781
Restricted cash	50,000
Accounts receivable and other	21,171
Inventory	38,791
Mining interests and property, plant and equipment,
including value beyond proven and probable reserves	1,857,900
Goodwill	322,697
Accounts payable and accrued liabilities	(76,201)
Asset retirement obligations	(19,249)
Debt	(191,121)
Future income taxes	(335,860)
Non-controlling interests	(17,852)
1,728,057

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management's best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Eldorado will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price in 2010. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.

The acquired goodwill of $322,697 relates to the Chinese reporting segment (note 23) and none of it is expected to be deductible for tax purposes.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Acquisitions and divestitures (continued)

Sino Gold is a gold exploration and mining company in China. The Company operates the Jinfeng and White Mountain Gold Mines in the Guizhou Province and Jilin Province. The Company also has a major development project, Eastern Dragon, which is planned to commence commercial production in 2011.

(b)

Vila Nova Iron Ore project

On August 5, 2009, the Company announced the acquisition of the remaining 25% interest in its Vila Nova Iron Ore Project (the "Project") from Mineracao Amapari SA ("Amapari"), a Brazilian private company, in exchange for a Net Profits Interest royalty of 10% plus a sliding scale royalty based on the operating margin of the Project. The transaction took place between Amapari and Unamgen Mineracao - a wholly owned subsidiary of Eldorado in Brazil. Under the terms of the agreement, Eldorado has to pay $750 on start of commercial production plus variable payments tied to total production or sales of assets.

(c)

Frontier Pacific Mining Corporation

Eldorado completed the acquisition of all of the issued and outstanding common shares of Frontier Pacific Mining Corporation ("Frontier") on July 7, 2008. As a result, Eldorado acquired a 100% interest in the Perama Hill gold project in Greece and other exploration projects in Peru and Colombia.

Under the terms of the offer, each Frontier common share was exchanged for 0.122 common shares of Eldorado, C$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitled the holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution was issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health), accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding the Perama Hill project.

The Company issued 20,339,334 common shares and paid $16 in cash in connection with this transaction. No value was assigned to the Exchange Receipts as the Company considered it highly unlikely that the condition for their exchange into Eldorado shares would be met. As the joint Ministerial Resolution was not issued by July 1, 2009, the entitlement to receive additional Eldorado shares has expired. Eldorado incurred acquisition costs of $3,935.

As at the date of the transaction, Eldorado held 4,871,300 common shares of Frontier with a total cost of $3,412, net of the reversal of the unrealized gain of $153 included in other comprehensive income.

This transaction has been accounted for as an asset acquisition because Frontier was in the development stage. These consolidated financial statements include 100% of Frontier results from July 7, 2008 to present.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Acquisitions and divestitures (continued)

The allocation of the purchase price of the shares of Frontier was as follows:

$
Purchase price:
Share consideration	158,574
Cash consideration	16
Cost of shares previously acquired	3,412
Transaction costs	3,935
Total purchase price	165,937

$
Fair value of net assets acquired:
Cash	11,947
Accounts receivables and other	1,135
Other assets	154
Mining interests	207,091
Liabilities	(2,434)
Due to Eldorado	(517)
Future income taxes payable	(51,439)
165,937

As at July 6, 2008, Frontier had borrowed $517 from the Company to fund ongoing administration costs. Amounts owing are eliminated on consolidation from July 7, 2008 forward.

Eldorado received net cash proceeds from the Frontier transaction of $7,479, made up of an acquired cash balance of $11,947 less cash consideration of $16, transaction costs of $3,935 and intercompany debt outstanding of $517.

(d)

Sale of Sao Bento Gold Ltd. and Sao Bento Mineracao S.A.

Effective December 15, 2008, Eldorado sold its wholly owned Bermudian subsidiary, Sao Bento Gold Ltd. and its wholly owned Brazilian subsidiary Sao Bento Mineracao S.A. to AngloGold Ashanti. The Company received $70,000 payable by the issuance of 2,701,660 common shares of AngloGold Ashanti.

Costs of disposition totalled $426. There were no taxes payable as a result of the transaction. The gain on sale is calculated as follows:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Acquisitions and divestitures (continued)

$
Assets
Current assets
Cash	104
Accounts receivable	341
Inventories	733
Tax receivable	1,653
2,831

Mining interest	6,611
Total Assets	9,442

Liabilities
Current liabilities
Account payable	4,453
Contractual severance obligations	526
Current portion of asset retirement obligations	1,603
6,582

Asset retirement obligations	4,489
Future income taxes	1,252
Total Liabilities	12,323

(2,881)

Consideration received - shares	70,000
Costs of disposition	(426)

Gain on disposition of subsidiary	72,455

5.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral:

	December 31, 2009 $	December 31, 2008 $

Collateral account against Eastern Dragon CCB loan - (note 13 (g))	50,000	-
	50,000	-

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Marketable securities

	December 31, 2009 $	December 31, 2008 $

Marketable securities - Available-for-sale	13,470	12,084
Marketable securities - Held-for-trading	399	31,514
Warrants - Held-for-trading	82	12
	13,951	43,610

7.

Accounts receivable and other

	December 31, 2009 $	December 31, 2008 $

Value added and other taxes recoverable	5,956	8,454
Other receivables and advances	11,288	20,535
Prepaid expenses and deposits	14,797	7,120
	32,041	36,109

8.

Inventories

	December 31, 2009 $	December 31, 2008 $
Current:
Ore stockpiles	37,503	24,199
In-process inventory including dore	56,098	43,825
Materials and supplies	35,596	18,942
	129,197	86,966
Long-term: (1)
Ore stockpiles	15,987	-
In-process inventory	15,547	-
	31,534	-

(1)

Long-term inventories represent material not scheduled for processing within the next twelve months at the Company's TJS mine.

9.

Derivative contract

In December 2004, Sao Bento Mineracao SA entered into an energy supply contract with Companhia Energetica de Minas Gerais ("CEMIG"). With the closure of Sao Bento in 2007, the energy contracted for 2007 and 2008 exceeded the estimated consumption for that period and, accordingly, this contract was accounted for as a derivative financial instrument, which is measured at fair value with unrealized gains or losses reported in earnings.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Derivative contract (continued)

The fair value as at December 31, 2007 was calculated based on a capital asset pricing model ("CAPM") to estimate the forward price of Brazilian electricity for 2008, adjusted by the Brazilian real and US dollar forward exchange rates and then discounted for time value.

CAPM estimates the risk-adjustment applied to spot electricity prices as a means to deriving a forward price.

Assumptions used to calculate the fair value of this contract as at December 31, 2007 was as follows:

Quantity of energy to purchase	78,880.20 MWh
Set price per contract	$24.50/MWh
Spot price in Brazilian reals	R$502.45/MWh
Forward price of energy (range)	$111.78/MWh - $54.75/MWh
US treasury yield (range)	2.90% - 3.31%

As a result of the sale of the mine on December 15, 2008, the balance of the derivative contract at December 31, 2008 was nil and a loss on derivative contract was recognized that year in the amount of $2,956.

10.

Restricted assets and other

	December 31, 2009 $	December 31, 2008 $

Restricted long-term asset - SERP (note 15)	7,066	3,505
Restricted credit card deposits	618	-
Restricted marketable securities long-term	156	-
Accounts receivable long-term	311	-
Environmental guarantee deposit	-	2,495
Accrued pension benefit asset (note 15)	113	111
	8,265	6,111

11.

Mining interests

	December 31, 2009

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Producing properties (1)	1,616,794	159,361	1,457,433
Properties under development	306,199	516	305,683
Iron ore property	47,464	252	47,212

	1,970,457	160,129	1,810,328

Other mineral interests	773,278	2,790	770,488

	2,743,735	162,919	2,580,816

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.

Mining interests (continued)

	December 31, 2008

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Producing properties (1)	412,239	58,201	354,038
Properties under development	262,073	288	261,785
Iron ore property	39,192	206	38,986

	713,504	58,695	654,809

Other mineral interests	15,385	1,885	13,500

	728,889	60,580	668,309

(1)

Included in producing properties and other mineral interest is $805,494 (2008 - $55,269) and $767,945 (2008 - $12,010) respectively, related to assets that are not being depreciated, including value beyond proven and probable, and construction in progress.

12.

Goodwill

	December 31, 2009 $	December 31, 2008 $

Balance at beginning of year	2,238	2,238
Current year acquisitions (note 4 (a))	322,697	-
Balance at end of year	324,935	2,238

13.

Debt

	December 31, 2009 $	December 31, 2008 $
Current:
White Mountain working capital project loan (f)	5,991	-
Eastern Dragon CCB loan (g)	46,875	-
White Mountain fixed asset project loan (f)	3,633
Sino Gold loan (c)	-	139
	56,499	139
Long-term:
White Mountain fixed asset project loan (f)	24,214	-
Jinfeng construction loan (d)	97,867	-
Jinfeng working capital loan (e)	12,452	-
	134,533	-

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Debt (continued)

(a)

HSBC term revolving credit facility

HSBC has authorized advances of up to $65,000 to Tuprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tuprag"), a wholly owned subsidiary of the Company, under the terms of a term revolving credit facility due February 28, 2010 (the "Credit Facility"). As at December 31, 2008, the Company repaid all amounts previously drawn on the facility, and no amounts were drawn during 2009.

(b)

HSBC revolving credit facility

In November 2007, Qinghai Dachaidan Mining Limited ("QDML"), our 90% owned subsidiary, entered into a $15,000 revolving facility ("the Facility) with HSBC Bank (China). As at December 31, 2008, the Company repaid all amounts previously drawn on the Facility. The Facility can be drawn down in minimum tranches of $100 or in integral multiples of $10. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China with a 10% markdown. The Facility has a term of one year and is subject to annual review and renewal. In November 2009, the Facility was renewed for a third year and the interest rate was fixed at 1.2 times the prevailing lending rate stipulated by the People's Bank of China.

The facility is collateralized by way of irrevocable letter of credit drawn on HSBC Bank USA, National Association ("HSBC"). Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down.

As at December 31, 2009 no amounts were drawn under the Facility.

(c)

Sino Gold loan

The consideration paid for the Tanjianshan property in 2003 included a non-interest-bearing loan from Sino Gold (the "Loan"). Imputed interest has been calculated using a discount rate of 8%.

The Loan was repayable in equal annual instalments of $400 on December 31 of each year until 2008, with a final instalment of $150 due on December 31, 2009. This balance was eliminated upon acquisition of Sino Gold.

	December 31, 2009 $	December 31, 2008 $

Fair value of loan outstanding	-	150
Less: imputed interest	-	11
	-	139

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Debt (continued)

(d)

Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. ("Jinfeng"), our  82% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 680.0 million ($99,610) construction loan facility ("the construction loan") with China Construction Bank ("CCB').

The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People's Bank of China for similar loans with a 5% discount.  The applicable interest rate as at December 31, 2009 is 5.64% (after 5% discount). The construction loan is secured against the following:

i.

Sino Gold corporate guarantee;

ii.

pledge of 82% shares held by Sino Gold in Jinfeng;

iii.

mortgage on all fixed assets of Jinfeng with a value above $100;

iv.

mortgage on Jinfeng mining license and exploration license; and

v.

mortgage on land use right.

While the construction loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

Principal repayment of this loan is as follows: for the years 2011, 2012 and 2013 - quarterly payments of RMB 35.0 million ($5,127); for the year 2014 - quarterly payments of RMB 32.5 million ($4,761); and for the year 2015 a final payment of RMB 130.0 million ($19,043).

Deferred financing costs in the amount of $1,743 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

(e)

Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85.0 million ($12,452) working capital loan ("the working capital loan") with CCB.

The working capital loan has a term of 3 years and is due on August 17, 2012. This loan is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People's Bank of China for similar loans with a 5% discount. The applicable interest rate as at December 31, 2009 is 5.13% (after 5% discount).

While the working capital loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Debt (continued)

(f)

White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (White Mountain"), our 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a project loan ("project loan") with CCB. The project loan has two components:

i.

A fixed asset loan of RMB 190.1 million ($27,847) with final payment due on September 2013; and

ii.

a working capital loan of RMB 40.9 million ($5,991) due in November 2010.

The interest rate on the project loan is the prevailing lending rate stipulated by the People's Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan. The applicable interest rates as at December 31, 2009 are 5.76% and 5.31% respectively.

The project loan is secured by a Sino Gold corporate guarantee and the project's fixed assets with a value above $100.

Principal repayment of the fixed asset loan is as follows: September 2010 - RMB 24.8 million ($3,633); September 2011 - RMB 64.5 million ($9,448); September 2012 - RMB 66.1 million ($9,683); September 2013 - RMB 34.7 million ($5,083).

(g)

Eastern Dragon facilities

CCB loan

In 2008, Heihe Rock Mining Industry Development Company Limited ("Eastern Dragon"), our 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 320.0 million ($46,875) Standby letter of credit loan ("LC loan") with CCB. The interest rate on this loan as at December 31, 2009 is 5.4%.

The LC loan is collateralized by way of irrevocable letter of credit drawn on CCB. The letter of credit is collateralized by Sino Gold's funds held by Bank of China Sydney Branch as restricted cash.

Subsequent to year end the LC loan was repaid and the restricted cash was released.

China Merchants Bank - project-financing loan

In 2009, Eastern Dragon entered into a RMB 450.0 million ($65,919) project-financing loan ("project-financing loan") with China Merchants Bank ("CMB"). The Project financing loan has three components:

i.

A 5 year term, RMB 320.0 million  ($46,875) long term loan ("the long term loan") to replace the LC loan with CCB;

ii.

a 4 year term RMB 100.0 million ($14,649) fixed asset loan ("the fixed asset loan"); and

iii.

a one year term RMB 30.0 million ($4,395) working capital loan ("the working capital loan").

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Debt (continued)

The project-financing loan is subject to a floating interest rate adjusted quarterly at the prevailing lending rate stipulated by the People's Bank of China for similar loans with a 10% discount.  The applicable interest rates as at December 31, 2009 are 5.18% and 4.78% after discount respectively if a drawdown had been made.

The project-financing loan is secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions shall be fulfilled before the first drawdown:

1.

Obtain project approval from the Heilongjiang Provincial Development and Reform Commission;

2.

Sino Gold to open an offshore banking business bank account with CMB and deposit $40,000;

3.

The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder loan shall not be less than $84,660 (this threshold has been reached as at December 31, 2009).

In addition, before the second drawdown, Eastern Dragon should obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:

i.

The project obtains the mining license;

ii.

the project has been developed and in production;

iii.

the gold operation permit has been granted; and

iv.

the safety production permit and environmental protection permit have been granted.

The project-financing loan requires Eastern Dragon to maintain a liability asset ratio of 70% or lower, excluding shareholder loan and total banking debt should not exceed RMB 550.0 million ($80,567).

The project-financing loan is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project facility loan as at December 31, 2009.

CMB Standby letter of Credit loan

In January 2010, Eastern Dragon entered into a RMB 320.0 million ($46,875) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at the prevailing lending rate stipulated by the People's Bank of China for working capital loans with 10% discount.  This loan is collateralized by way of a $52,200 irrevocable letter of credit issued by Sino Gold to CMB.

On February 5, 2010, Easter Dragon made a drawdown on this loan which was used to repay the LC loan with CCB.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Debt (continued)

This loan is to be prepaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

14.

Asset retirement obligations

	December 31, 2009

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	753	1,286	2,773	4,812
Additions resulting from acquisition (note 4 (a))	-	19,249	-	19,249
Accretion during the year	51	71	169	291
Revisions to estimate of final obligation	258	(46)	2,002	2,214

Balance at end of year	1,062	20,560	4,944	26,566

Estimated undiscounted amount	1,730	77,758	14,687	94,175

	December 31, 2008

	Brazil $	China $	Turkey $	Total $

Balance at beginning of year	4,463	1,218	3,118	8,799
Accretion during the year	377	68	187	632
Revisions to estimate of final obligation	3,229	-	(532)	2,697
Payments	(1,225)	-	-	(1,225)
Disposal (note 4 (d))	(6,091)	-	-	(6,091)

Balance at end of year	753	1,286	2,773	4,812

Estimated undiscounted amount	1,350	1,775	6,823	9,948

The net present values contemplate credit-adjusted risk-free interest rates of between 5% and 7%.

Revisions to the estimate of final obligations in 2009 include $258 related to Vila Nova project ("Vila Nova"), ($80) related to TJS, $34 related to Sino Gold, $1,972 related to Kişladağ and $30 related to Efemcukuru. Revisions for 2008 include $2,476 related to Sao Bento and $753 related to Vila Nova. ARO costs included in the Statement of Operations and Deficit for 2008 include the Sao Bento revision of $2,476 and accretion during the year of $632.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Defined benefit plans

During the year ended December 31, 2008, the company implemented a defined benefit pension program with two components: a registered pension plan ("the Pension Plan") and a non-registered supplementary pension plan ("the SERP"). These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. There are no indexation features. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

The Company's plans are actuarially evaluated for funding purposes on a three-year cycle. The Pension Plan and the SERP were last actuarially evaluated on January 1, 2008 and January 1, 2009 respectively for funding purposes and the next required valuation will be as of January 1, 2011 for the Pension Plan and January 1, 2012 for the SERP. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2009.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act and the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

Total cash payments for pension benefits for 2009, including cash contributed to the Pension Plan and the SERP were $1,856 (2008 - $3,791). No cash payments were made directly to beneficiaries during the year. The Company expects to contribute $113 to the Pension Plan and $93 to the SERP in 2010 based on minimum funding requirements.

The estimated future pension payments for the next five years and five years thereafter are as follows:

	2010 $	2011 $	2012 $	2013 $	2014 $	2015 and later $

Estimated future pension payments	123	148	642	642	642	3,599

The details of the Company's benefit plans are as follows:

	December 31, 2009
	Pension Plan	SERP		Pension Plan	SERP
	$	$		$	$
Accrued benefit obligation
Balance at beginning of year	753	4,037		-	-
Current service cost	102	484		104	378
Past service costs (net of qualifying transfer)	-	-		326	3,570
Qualifying transfer	-	-		561	-
Interest cost	69	369		49	197
Actuarial losses (gains)	219	2,121		(287)	(108)
Foreign exchange	120	641		-	-
Balance at end of year	1,263	7,652	-	753	4,037

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Defined benefit plans (continued)

	December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Plan assets
Fair value at beginning of year	848	-	-	-
Actual return on plan assets	48	-	17	-
Employer's contribution (1)	-	-	270	-
Qualifying transfer	107	-	561	-
Foreign exchange	134	-	-	-
Fair value at end of year	1,137	-	848	-

Funded status
Fair value of plan assets	1,137	-	848	-
Accrued benefit obligation	1,263	7,652	753	4,037
Plan (deficit) surplus	(126)	(7,652)	95	(4,037)
Unamortized actuarial losses (gains)	17	1,995	(243)	(108)
Unamortized past service cost	222	2,418	259	2,828
Net accrued benefit asset (liability)	113	(3,239)	111	(1,317)

(1) The Company has $7,066 in an investment account to fund its SERP obligation. The breakdown of the investment is provided in note 24(g). This amount is included in restricted assets and other (note 10).

The accrued benefit asset (liability) is included in the Company's balance sheet as follows:

	December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Restricted assets and other (note 10)	113	-	111	-
Accounts payable and accrued liabilities	-	(3,239)	-	(1,317)
Total	113	(3,239)	111	(1,317)

The net expense recognized for the Company's defined benefit plans is as follows:

	December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Current service cost	94	445	104	378
Interest cost	63	340	49	194
Expected gains on plan assets	(62)	-	(45)	-
Amortization of net actuarial gains	(54)	-	-	-
Amortization of past service costs	72	791	66	732
Net pension expense	113	1,576	174	1,304

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Defined benefit plans (continued)

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans' weighted average asset allocation percentages by asset category at December 31:

	December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP
Cash and equivalents	1%	3%	6%	5%
Fixed income	99%	49%	94%	52%
Equity	0%	48%	0%	43%
Total	100%	100%	100%	100%

Significant assumptions

The significant assumptions used are as follows:

	December 31, 2009
	Pension Plan	SERP	Pension Plan	SERP

Expected long term rate of return on plan assets	6.50%	6.50%	6.50%	6.50%
Discount rate beginning of year	7.50%	7.50%	5.25%	5.25%
Discount rate end of year	6.00%	6.00%	7.50%	7.50%
Rate of salary escalation	4.50%	4.50%	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years	5 years	5 years

The assumptions for the expected long-term rate of return on plan assets for the purposes of the actuarial valuation are based on the asset mix of the portfolio, historical data from similar plans and the review of projected returns by asset class.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.

Income taxes

The significant components within the Company's future tax liability are as follows:

	December 31, 2009 $	December 31, 2008 $
Future income tax assets
Mining interests	10,800	3,824
Loss carry forwards	46,240	30,655
Other	3,156	2,367
Liabilities	9,394	1,897
	69,590	38,743
Valuation allowance	(54,885)	(35,946)
	14,705	2,797

Future income tax liabilities
Mining interests	397,076	61,149
Unrealized gains on foreign exchange translation and other	12,135	2,613
	409,211	63,762
Net future income tax liabilities	394,506	60,965

This is represented on the balance sheet as:

	December 31, 2009 $	December 31, 2008 $

Current future income tax assets	-	(175)
Current future income tax liabilities	4,264	1,097
Long-term future income tax liabilities	390,242	60,043
	394,506	60,965

Income tax expense differs from the amount that would result from applying the statutory Canadian federal and provincial tax rates to income before income taxes. These differences result from the following items:

	2009 $	2008 $

Net income before taxes	146,921	181,254
Statutory tax rate	30.00%	31.00%

Tax expense at the statutory income tax rate	44,076	56,189

Tax effect of:
Losses not recognized	8,455	4,249
Difference in foreign tax rates	(16,135)	(17,792)
Foreign exchange	(3,895)	(3,364)
Sale of Sao Bento	-	(22,462)
Change in Greek tax rate	-	(10,287)
Adjustment due to change in tax rates	5,638	-
Non-deductible expense and other items	3,751	5,966
Income tax expense	41,890	12,499

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.

Income taxes (continued)

At December 31, 2009, the Company had available losses for income tax purposes of approximately $83,185 in Canada and Greece expiring in various years from 2010 to 2030.

In addition, the Company's Brazilian subsidiaries have losses of $41,702 (December 31, 2008 - $24,000) that can be used to offset taxable income, and $41,600 (December 31, 2008 - $24,000) that can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of taxable income in any one year.

The Company acquired Australian tax losses on the acquisition of Sino. The amount of these tax losses is uncertain due to various tax filing options available in Australia on an acquisition. Due to this uncertainty, we have not disclosed a potential future income tax asset related to these losses. This would not affect the net income or assets recorded as these losses would be offset by a full valuation allowance.

17.

Shareholders' equity

(a)

Authorized share capital

The Company's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2009 there were no non-voting common shares outstanding.

(b)

Issued and outstanding share capital

Voting common shares	Number of shares	Amount $

Balance, January 1, 2008	344,208,540	753,058

Shares issued upon exercise of share options, for cash	3,730,155	14,730
Estimated fair value of share options exercised	-	5,571
Shares issued for acquisition of Frontier	20,339,334	158,574

Balance, December 31, 2008	368,278,029	931,933

Shares issued upon exercise of share options, for cash	5,203,013	25,201
Estimated fair value of share options exercised	-	10,045
Shares issued for acquisition of Sino Gold	163,655,193	1,704,455

Balance, December 31, 2009	537,136,235	2,671,634

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Shareholders' equity (continued)

(c)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, January 1, 2008	11,989	1,094	13,083

Non-cash stock-based compensation	11,866	-	11,866
Options exercised, credited to share capital	(5,571)	-	(5,571)

Balance, December 31, 2008	18,284	1,094	19,378

Non-cash stock-based compensation	8,532	-	8,532
Options exercised, credited to share capital	(10,045)	-	(10,045)

Balance, December 31, 2009	16,771	1,094	17,865

(d)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	2009 $	2008 $

Balance, beginning of year	(5,971)	214
Unrealized gains (losses) on available-for-sale investment - net of taxes of $320 (2008 - nil)	129,098	(6,431)
Reversal on acquisition of subsidiary (note 4 (a) and (c))	(122,617)	(153)
Realized losses (gains) on sale of available-for-sale investment transferred to net income	1,717	(61)
Other than temporary impairment charges	-	460

Balance, end of year	2,227	(5,971)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Stock-based compensation

(a)

Share option plans

The Company has two share option plans ("Plans") approved by the shareholders under which share purchase options ("Options") can be granted to directors, officers, employees and consultants.

The Company's Employee Plan, as amended from time to time, was established in 1994. Subject to a 10-year maximum, Employee Plan Options generally have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2009, a total of 4,810,000 Options (December 31, 2008 - 662,701) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company's Directors and Officers Plan ("D&O Plan") was established in 2003 and amended in 2005. Subject to a 10-year maximum, D&O Plan Options generally have a five-year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2009, a total of 4,760,000 Options (December 31, 2008 - 1,138,041) were available to grant to directors and officers under the D&O Plan.

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2007	5.36	8,224,279	3.1
Granted	5.50	8,960,000
Exercised	3.95	(3,730,155)
Forfeited	6.55	(15,210)

Balance, December 31, 2008	5.71	13,438,914	3.9
Granted	9.80	748,000
Exercised	5.59	(5,203,013)
Forfeited	6.46	(55,000)

Balance, December 31, 2009	6.11	8,928,901	3.3

At December 31, 2009, 5,528,557 share purchase options (December 31, 2008 - 6,119,729) with a weighted average exercise price of Cdn$6.16 (December 31, 2008 - Cdn$5.69) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Stock based compensation (continued)

Options outstanding at December 31, 2009 are as follows:

	December 31, 2009
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	25,000	0.2	3.76	25,000	3.76
$4.00 to $4.99	4,081,458	3.8	4.88	2,181,124	4.88
$5.00 to $5.99	275,143	2.6	5.20	270,143	5.20
$6.00 to $6.99	1,787,800	3.1	6.44	838,458	6.44
$7.00 to $7.99	2,075,500	2.3	7.18	1,961,833	7.14
$9.00 to $9.99	594,000	4.2	9.54	221,999	9.66
$11.00 to $11.99	90,000	4.6	11.83	30,000	11.83

	8,928,901	3.3	6.11	5,528,557	6.16

(b)

Stock-based compensation expense

The exercise prices of all Options granted during the period were at or above the market price at the grant date. Stock-based compensation expense is calculated using a Black-Scholes option pricing model to determine the estimated fair values of all Options granted. The value determined on the date an Option is granted is recorded over the vesting period of each respective option.

This expense has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	2009 $	2008 $

Operating costs	1,830	1,526
Exploration	958	1,401
Administrative	5,744	8,939

Total	8,532	11,866

The assumptions used to estimate the fair value of Options granted during the years ended December 31, 2009 and 2008 were:

	2009	2008

Risk-free interest rate (range)	1.40% - 2.11%	2.39% - 3.48%
Expected volatility (range)	64% - 76%	40% - 53%
Expected life (range)	1.5 - 3.8 years	3.4 years
Expected dividends	Nil	Nil
Weighted average fair value per stock option (CAD$)	$ 4.80	$2.03

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.

Stock based compensation (continued)

(c)

Bonus Cash Award Units plan

In August 2007, the directors adopted a Bonus Cash Award Units ("BCAU") plan with an effective date of August 2, 2007. The plan provides for the Board of Directors (the "Directors") to grant BCAUs to officers, employees and consultants subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed five years from the grant date, but may be accelerated at the discretion of the Directors. The settlement of BCAUs must be made in cash and is calculated as the excess of trading price of Eldorado shares traded on the Toronto Stock Exchange ("TSX") on the trading day on which the designated participant elects to exercise their BCAU over the trading price of Eldorado shares traded on the TSX on the grant day.

As of December 31, 2009, all Bonus Cash Award Units ("BCAUs") awarded by the Company were exercised (December 31, 2008 - 587,500 BCAUs outstanding). The Company paid $2,543 in bonus cash award units in the 2009 year (2008 - $1,658). The related expense in the amount of $559 (2008 - $2,059) is included in general and administrative expense in the Consolidated Statements of Operations and Deficit. The carrying value of the BCAUs at December 31, 2008 was $2,059, and is reflected in accrued liabilities on the balance sheet.

19.

Supplementary cash flow information

	2009 $	2008 $

Changes in non-cash working capital
Accounts receivable and prepaids	25,386	7,504
Inventories	(19,799)	(26,057)
Accounts payable and accrued liabilities	39,472	366

	45,059	(18,187)

Supplementary cash flow information
Income taxes paid	46,317	3,952
Interest paid	839	24,971

Non-cash investing and financing activities
Shares issued on acquisition of Sino Gold/Frontier	1,704,455	158,574
Shares received on sale of Sao Bento	-	70,000

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.

Commitments and contingencies

a)

Commitments

The Company's contractual obligations, not disclosed on the balance sheet, at December 31, 2009, include:

	2010 $	2011 $	2012 $	2013 $	2014 and later $

Operating leases and property expenditures	3,281	2,815	2,157	2,020	543
Purchase obligations	90,236	14,094	12,504	-	-

Totals	93,517	16,909	14,661	2,020	543

Purchase obligations from 2011 forward relate solely to Kişladağ operations, including the estimated payments under unhedged diesel fuel purchase commitments for 2011 through 2012.

b)

Contingencies

Due in part to the size, complexity and nature of the Company's operations, various social, political, environmental, land title, legal, permitting and tax matters are outstanding from time to time. In the opinion of management, these matters are not expected to have an adverse effect on the Company's consolidated financial position or operations.

In December 2008, the Jinfeng mine received a notice from the Ministry of Land and Resources ("Ministry") advising that the Ministry concluded that the mine should not receive an exemption from payment of the Resource Compensation Fee ("RCF"). An exemption from the RCF had been part of the conditions for the mine being approved as an "encouraged" project in January 2005. The mine has received legal advice that its qualification for the exemption is strong and has sought a formal review of the Ministry's notice. The Ministry's review process has been underway over the past few months. The mine has received a notice from the Ministry advising that the review process has been adjourned in order to allow the Ministry additional time to investigate the issues. During the adjournment, the mine does not anticipate any change in the status quo, although the ultimate outcome of the review process remains uncertain.

21.

Capital disclosure

Eldorado's objectives when managing capital are to:

a)

safeguard our ability to continue as a going concern,

b)

have sufficient capital to develop our mining projects and take them into production, and

c)

meet external capital requirements on our credit facilities.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.

Capital disclosure (continued)

The Company monitors capital based on the debt to adjusted capital ratio. Debt is defined as the total of current and long-term debt shown on the balance sheet. Adjusted capital includes all components of shareholders' equity, which includes accumulated comprehensive income, share capital, contributed surplus and deficit. Eldorado's strategy is to keep the debt to adjusted capital ratio below 40%. The debt to adjusted capital ratio at December 31, 2009 and December 31, 2008 was 7.23% and nil respectively.

22.

Financial instruments

a)

Recognition, measurement and presentation

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets and liabilities are measured on the balance sheet at fair value.

b)

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2009 and December 31, 2008:

	December 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value

	$	$	$	$
Financial Assets

Held-for-trading
Cash and cash equivalents	265,369	265,369	61,851	61,851
Restricted cash	50,000	50,000	-	-
Marketable securities	481	481	31,526	31,526
Restricted assets and other	8,152	8,152	6,000	6,000

Available-for-sale
Marketable securities	13,626	13,626	12,084	12,084

Loans and receivables	26,085	26,085	27,655	27,655

Financial Liabilities

Accounts payable and accrued liabilities	154,011	154,011	41,342	41,342
Debt	191,032	191,032	139	139

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Financial instruments (continued)

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The fair value hierarchy established by CICA Handbook Section 3862 - Financial Instruments - Disclosures

("Section 3862") establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2009 include:

	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant unobservable inputs

	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Financial Assets

Held for trading
Cash and cash equivalents	265,369	265,369	-	-
Restricted cash	50,000	50,000	-	-
Marketable securities	481	307	-	174
Restricted asset and other	8,152	8,152	-	-

Available for sale
Marketable securities	13,626	13,282	-	344

Financial Liabilities

Debt	191,032	-	-	191,032

The table below sets forth a summary of changes in the fair value of the Company's Level 3 financial assets and liabilities for the year ended December 31, 2009.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Financial instruments (continued)

Assets	Marketable Securities
	Held-for-trading	Available-for-sale
	$	$	$
Beginning balance	-	-	-
Total gains or losses (realized/unrealized)
Included in earnings (or changes in net assets)	-	-	-
Included in other comprehensive income	-	-	-
Purchases, issuances and settlements	-	563	563
Transfers in and/or out of Level 3	174	(219)	(45)
Ending Balance	174	344	518

c)

Financial risk management

Eldorado's activities expose it to a variety of financial risks, including credit risk, foreign exchange risk, interest rate risk, gold price risk and liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies. As at December 31, 2009, approximately 43% of the Company's cash and cash equivalents, including restricted cash, are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

The Company sells its gold bullion exclusively to large international financial institutions or on the Istanbul and Shanghai Gold Exchanges. Payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2009.

Currency risk

The Company operates principally in Canada, Turkey, China, Brazil and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

Eldorado's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian dollars, Turkish liras, Chinese renminbi and Brazilian real) and are therefore subject to fluctuation against the US dollar.

As a result of the acquisitions of Afcan, Frontier and Sino Gold assets in 2005, 2008 and 2009 respectively, the Company has recorded $392,419 of future income tax liabilities on mining interests which are recorded in local currencies. The future income tax liabilities are monetary items that are revalued each period-end at current exchange rates, with the gain or loss recorded in net earnings in the period.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Financial instruments (continued)

The Company is exposed to currency risk through the following financial assets and liabilities, value added tax and other taxes recoverable and future income tax asset and liabilities denominated in currencies other than US dollars at December 31, 2009:

	Canadian dollar	Australian dollars	Euro	Turkish lira	Chinese renminbi	Brazilian real

Cash and cash equivalents	51,379	6,299	237	2,019	393,885	809
Marketable securities	5,550	-	-	-	-	-
Accounts receivable and other	1,197	169	475	13,889	92,855	575
Accounts payable and accrued liabilities	(17,715)	(3,242)	(111)	(22,915)	(596,994)	(4,214)
Loan	-	-	-	-	(1,305,433)	-
Future income tax liabilities	-	-	(26,288)	(14,981)	(2,357,511)	-
Net balance	40,411	3,226	(25,687)	(21,988)	(3,773,198)	(2,830)

Equivalent in US dollars	38,448	2,893	(36,723)	(14,604)	(552,683)	(1,626)

Based on the balances as at December 31, 2009, a 1% increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $5,643 in earnings before income. There would be no effect in other comprehensive income.

Our cash flows from our operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of our operating expenses are in the currency of the country in which our mining operations take place. We have elected not to actively manage our exposure to currency risk at this time.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado's debt is exposed to interest rate risk as it is subject to floating interest rates. As at December 31, 2009 the average interest rate in Eldorado's debt was 5.45%. A 1% increase or decrease in the interest rate on debt held at December 31, 2009 would result in a $1.4 million increase or decrease in the Company's after-tax net earnings.

The approximate average interest rate earned by the Company in 2009 on its cash and cash equivalents was 0.83% (2008 - 2.36%). A 1% increase or decrease in the interest earned from financial institutions on deposits and money market investments held at December 31, 2009 would result in a $2.4 million increase or decrease in the Company's after-tax net earnings.

We have elected not to actively manage our exposure to interest rate risk at this time.

Gold price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

22.

Financial instruments (continued)

Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. We have elected not to actively manage our exposure to gold price risk at this time. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in the price of gold.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. Eldorado's other price risk includes equity price risk, whereby the Company's investments in marketable securities are subject to market price fluctuation.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Our treasury department monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 13.

23.

Segmented information

During the period ended December 31, 2009, Eldorado had four reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemcukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine, Jinfeng mine, White Mountain mine, other mining interests in the Eastern Dragon exploration project and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The other reporting segment includes the operations of the Company's corporate office and exploration activities in other countries.

	December 31, 2009
	Turkey $	China $	Brazil $	Greece $	Canada $	Total $

Net mining interests
Producing properties	196,066	1,261,367	-	-	-	1,457,433
Properties under development	96,275	-	-	209,408	-	305,683
Iron ore property	-	-	47,212	-	-	47,212
Other mining interests	7,214	745,187	15,544	-	2,543	770,488

	299,555	2,006,554	62,756	209,408	2,543	2,580,816

Goodwill	-	324,935	-	-	-	324,935

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

23.

Segmented information (continued)

	December 31, 2008
	Turkey $	China $	Brazil $	Greece $	Canada $	Total $

Net mining interests
Producing properties	190,881	163,157	-	-	-	354,038
Properties under development	54,378	-	-	207,407	-	261,785
Iron ore property	-	-	38,986	-	-	38,986
Other mining interests	4,151	-	7,359	-	1,990	13,500

	249,410	163,157	46,345	207,407	1,990	668,309
Goodwill	-	2,238	-	-	-	2,238

Operations	2009
	Turkey $	China $	Brazil $	Greece $	Other (1) $	Total $
Revenue
Gold sales	233,133	125,334	-	-	-	358,467
Interest and other income	999	278	2	-	983	2,262
	234,132	125,612	2	-	983	360,729
Expenses except the undernoted	71,902	68,643	169	519	20,221	161,454
Depletion, depreciation and amortization	12,015	25,665	73	-	905	38,658
Exploration	6,074	1,001	2,284	-	2,611	11,970
Mine standby costs	-	-	2,580	-	-	2,580
Loss (gain) on disposal of assets	-	501	-	-	(1,355)	(854)

Income (loss) before tax	144,141	29,802	(5,104)	(519)	(21,399)	146,921
Income tax recovery (expense)	(29,752)	(12,362)	-	(96)	320	(41,890)
Non-controlling interest	-	(2,627)	-	-	-	(2,627)

Net income (loss)	114,389	14,813	(5,104)	(615)	(21,079)	102,404

	2008
	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Revenue
Gold sales	161,442	116,281	-	-	-	277,723
Interest and other income	765	387	7,661	-	1,695	10,508
	162,207	116,668	7,661	-	1,695	288,231
Expenses except the undernoted	63,506	47,652	13,399	(4,543)	19,426	139,440
Depletion, depreciation and amortization	8,190	17,201	206	-	398	25,995
Exploration	5,865	1,897	1,235	-	3,319	12,316
Loss (gain) on disposal of assets	-	1,665	(72,455)	-	16	(70,774)

Income (loss) before tax	84,646	48,253	65,276	4,543	(21,464)	181,254
Income tax recovery (expense)	(17,866)	(10,311)	5,473	10,288	(83)	(12,499)
Non-controlling interest	-	(5,099)	-	-	-	(5,099)

Net income (loss)	66,780	32,843	70,749	14,831	(21,547)	163,656

(1)

Interest and other income for the year 2009 of $981 (2008 - $1,640) pertaining to the center of domicile are reflected in the Revenue section of the "Other" segment of operations.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

The material differences between Canadian GAAP and US GAAP affecting the Company are summarized below:

	2009 $	2008 $

Statement of operations
Net earnings reported under Canadian GAAP	102,404	163,656
Add (deduct) items subject to US GAAP
Exploration costs (a)	(7,768)	(1,361)
Capitalized interest expense (e)	228	1,368
Depreciation on capitalized interest (e)	(418)	(440)
Bonus cash award units (f)	198	187
Deferred start-up costs and revenues (b)	-	(2,172)
Depreciation related to start-up period (b)	225	175
Transaction costs on Sino Gold acquisition (i)	(23,602)	-
Sino Gold step acquisition gains (i)	110,644	-
Depreciation related to recording 100% of fair value of Sino Gold assets (i)	(304)	-
Future income taxes (c)	343	3,280
Non-controlling interest (i)	2,627	5,099

Net earnings under US GAAP attributable to Company	184,577	169,792
Attributable to non-controlling interest	2,323	5,099
Attributable to common shareholders	182,254	164,693

Other comprehensive income (loss) for the year under Canadian GAAP	8,198	(6,185)
Add (deduct) items subject to US GAAP:
Pension plans (net of tax) (g)	(1,916)	(2,736)

Comprehensive income under US GAAP attributable to Company	188,536	155,772
Attributable to non-controlling interest	-	-
Attributable to common shareholders	188,536	155,772

Basic and diluted earnings per share - US GAAP	0.47	0.46

	2009 $	2008 $

Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	2,227	(5,971)
Pension plans (net of tax) (g)	(4,652)	(2,736)

Balance under US GAAP	(2,425)	(8,707)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

	2009 $	2008 $

Assets

Total assets reported under Canadian GAAP	3,436,108	905,369
Exploration costs (a)	(37,900)	(30,132)
Future income taxes (c)	4,884	4,541
Pension plan (g)	(113)	-
Depreciation related to start-up period (b)	(1,001)	(1,226)
Capitalized interest expense - net (e)	4,135	4,325
Adjust non-controlling interest to fair value on Sino Gold acquisition (i)	182,247	-
Goodwill adjustments related to Sino Gold acquisition (i)	533,411	-
Deferred financing costs (j)	1,743	-

Total assets under US GAAP	4,123,514	882,877

Liabilities

Total liabilities reported under Canadian GAAP	769,354	108,750
Future income taxes related to Sino Gold acquisition (i)	45,562	-
Pension plans (g)	4,539	2,736
Deferred financing costs (j)	1,743
Bonus cash award units (f)	-	198

Total liabilities under US GAAP	821,198	111,684

Shareholders' equity

Shareholders' equity reported under Canadian GAAP	2,640,610	791,820
Cumulative adjustments to shareholders' equity:
Exploration costs (a)	(37,900)	(30,132)
Future income taxes (c)	4,985	4,541
Depreciation related to start-up period (b)	(1,001)	(1,226)
Accumulated other comprehensive income - pension plans (g)	(4,652)	(2,736)
Bonus cash award units (f)	-	(198)
Transaction costs on Sino Gold acquisition (i)	(23,602)	-
Sino Gold step acquisition gains (i)	110,644	-
Share capital (i)	400,706	-
Adjust non-controlling interest to fair value on Sino Gold acquisition (i)	182,247	-
Interest expense capitalized - net (e)	4,135	4,325

Shareholders' equity under US GAAP attributable to Company	3,276,162	766,394

Non-controlling interest (i)	26,144	4,799

Total shareholders' equity	3,302,316	771,193

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

	2009 $	2008 $

Cash flows (used in) generated from:
Operating activities under Canadian GAAP	192,042	105,544
Exploration costs (a)	(7,768)	(1,361)
Transaction costs on Sino Gold acquisition (i)	(23,602)	-
Capitalized interest expense (e)	228	1,368

Operating activities under US GAAP (k)	160,900	105,551

Investing activities under Canadian GAAP	(13,576)	(38,258)
Exploration costs (a)	7,768	1,361
Transaction costs on Sino Gold acquisition (i)	23,602	-
Capitalized interest expense (e)	(228)	(1,368)

Investing activities under US GAAP	17,566	(38,265)

Financing activities under Canadian and US GAAP	25,052	(51,449)

Net increase (decrease) in cash and cash equivalents for Canadian and US purposes	203,518	15,837
Cash and cash equivalents - beginning of year	61,851	46,014

Cash and cash equivalents - end of year	265,369	61,851

A description of US GAAP that results in differences from Canadian GAAP is as follows:

(a)

Exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2(j). For US GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred until completion of an economic feasibility study, after which exploration and development costs are capitalized.

A difference in classification on the cash flow also arises as expenditures associated with capitalized exploration costs under Canadian GAAP are treated as an investing activity whereas under US GAAP, such exploration costs are expensed and shown in the operating section of the cash flow statement.

(b)

Deferred start-up costs and revenues

US GAAP requires that operating profits and losses from newly commissioned operations be recorded at the time the first product is shipped. Canadian GAAP records operating profits and losses from the date commercial production commences. Under Canadian GAAP, deferred start-up costs and revenues are amortized over the life of the project.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

(c)

Future income taxes

Under US GAAP, the Company would record an increase of $343 (2008 - $3,280) in future income tax recovery related to the reconciliation items described under items (a), (b), (e) and (i) of this note.

(d)

Tax uncertainties

US GAAP requires that the tax effect(s) of a tax position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

As a result of this adoption, the Company did not recognize any further increases or decreases in the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2009 $	2008 $

Balance at January 1,	6,930	10,034
Additions based on tax positions related to the current year	87	-
Reductions based on tax positions related to the current year	(266)	(294)
Additions for tax positions of prior years	1,059	-
Reductions for tax positions of prior years	-	(2,810)
Additions on acquisition of Sino Gold	3,300	-
Balance at December 31,	11,110	6,930

As at December 31, 2009, the Company had $11,110 unrecognized tax benefits (2008 - $6,930). If recognized, none of the unrecognized tax benefit would materially affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes. During the years ended December 31, 2009 and 2008, the Company recognized approximately $209 and $nil in interest and penalties respectively. The Company had approximately $209 and $nil accrual for paying interest and penalties at December 31, 2009 and 2008 respectively.

The Company is subject to taxes in Canada, Brazil, China, Turkey and Australia. The tax years that remain subject to examination as of December 31, 2009 for these jurisdictions are:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

Canada

2001 to the present

Brazil

2005 to the present

China

2007 to the present

Turkey

2005 to the present

Australia

2001 - 2002 and 2006 to the present

(e)

Interest expense

Under Canadian GAAP, where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or development ceases, at which time the interest is charged to operations. Under US GAAP, interest is capitalized on an interest avoidance basis. Under this method, regardless of the application of the loan proceeds, any interest incurred is capitalized to the cost of any development or construction project to the extent of the lesser of the interest cost incurred or the amount that can be attributed to the cost of any capital development or construction costs and any uncapitalized interest is charged to operations.

(f)

Bonus cash award units

Under Canadian GAAP, bonus cash award units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the option price. US GAAP requires that awards classified as liabilities be measured at fair value at each reporting date. The fair value is estimated using an option pricing model.

(g)

Pension plans

For US GAAP purposes, the Company is required to report the overfunded net asset or underfunded net liability of its defined benefit pension plans on its consolidated balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension plans provided in note 15.

The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

	2009		2008
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Funded status as at December 31,
Fair value of plan assets	1,137	-	848	-
Benefit obligations	1,263	7,652	753	4,037
Funded status	(126)	(7,652)	95	(4,037)

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

	2009		2008
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Amounts recognized in the balance sheet:
Non-current assets	-	-	95	-
Current liabilities	-	-	-	-
Non-current liabilities	126	7,652	-	4,037
Funded status	(126)	(7,652)	95	(4,037)

	2009		2008
	Pension Plan	SERP	Pension Plan	SERP
	$	$	$	$
Amounts recognized in other comprehensive income:
Net actuarial loss (gain)	17	1,995	(243)	(108)
Past service cost (credit)	222	2,418	259	2,828
Funded status	239	4,413	16	2,720

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 are as follows:

	2009 $	2008 $
Accumulated benefit obligation in excess of plan assets
Projected benefit obligation at end of year	8,915	4,145
Accumulated benefit obligation at end of year	7,778	4,037
Fair value of plan assets at end of year	1,137	-

The Company has $7,066 in an investment account to fund its SERP obligation. This amount is included in restricted assets and other (note 10).

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 are as follows:

	Pension Plan	SERP
	$	$
Net actuarial loss (gain)	-	264
Past service cost (credit)	78	859
Total	78	1,123

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

Pension plan asset information

i.

Investment objective and strategies

The investment objectives are to satisfy the plans' financial liabilities, and to achieve the highest long-term investment return that can be obtained within a below average degree of risk.

Target asset allocations for aggregate of the plans' assets, which were established in 2009, are 40% public equity investments and 60% fixed income investments.  For tax efficiency, the registered plan assets are invested in fixed income securities.

The investment objectives for the plan assets have been reviewed with regard to the risk tolerance of the Company and characteristics of the plans, and their financial condition.

All assets are externally managed and invested in actively managed pooled funds.  Managers are not permitted to invest outside of the asset classes outlined in the written agreements.  Investment policies are established to ensure investment managers invest solely within the investment context they have been retained.

Derivatives are permitted investments as efficient substitutes for traditional securities and to manage exposure to risks, in accordance with the investment policies of the investment manager's pooled funds.

ii.

Significant concentration of risk

Significant concentration of risk in the plans' assets relate to equity, interest rate, and operating risk.  In order to increase investment return to satisfy contribution requirements, a portion of plans assets is allocated to equity investments that are expected to earn higher returns with more volatility than fixed income investments over time.  Within equities, risk is mitigated by constructing a portfolio that is broadly diversified by geography, industry and market capitalization.

In order to reduce asset volatility relative to the liabilities, a higher portion of the plans' assets is allocated to fixed income investments that are exposed to interest rate risk.  Rate increases generally will result in decline in fixed income assets while reducing the present value of liabilities.

Operating risks include the risks of inadequate diversification and weak controls.  To mitigate these risks, the external fund manager's investments are diversified across and within asset classes in support of investment objectives.  Policies to address operating risks include ongoing manager oversight, investment guideline, and periodic compliance reviews to ensure adherence.

The plan assets were not loaned to or invested in securities of the Company or any affiliated organization during 2009 or 2008.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

iii.

Expected long-term rate of return on assets.

The long-term return assumption at year-end 2009 is 6.5% for the plans and was developed based primarily inputs from advisors for long-term capital market returns, inflation, bond yields and other variables, adjusted for specific aspects for our investment strategy.  Historical returns were considered where appropriate.

At December 31, 2009, our actual one-year annual rate of return on pension plan assets was 6.8% for the registered plan and 15.4% for the supplemental retirement plan.  As the plans were established in late 2008, the contributions made in December 2008 were adjusted with the expected rate of return on assets.

Fair value of plan assets

The fair value of our pension benefits plan assets at December 31, 2009 by asset category is as follows:

	Balance at December 31, 2009	Level 1	Level 2	Level 3
Pension Plan	$	$	$	$
Fixed Income
Canadian Government	748	748	-	-
Corporate Bonds (a)
Investment Grade	362	362	-	-
High Yield	11	11	-	-
	1,121	1,121	-	-

Cash and Cash Equivalents (b)	16	16	-	-
	1,137	1,137	-	-
SERP
Equity
Canadian Companies	1,627	1,627	-	-
U.S. Companies	945	945	-	-
International Companies	828	828	-	-
	3,400	3,400	-	-

Fixed Income
Canadian Government	2,301	2,301	-	-
Corporate Bonds (a)
Investment Grade	1,109	1,109	-	-
High Yield	36	36	-	-
	3,446	3,446	-	-

Cash and Cash Equivalents (b)	220	220	-	-
	7,066	7,066	-	-

(a) "Investment Grade" bonds are those rated Baa3/BBB or higher by at least two rating agencies; "High Yield" bonds are those rated below investment grade; "Other Credit" refers to non-rated bonds
(b) Primarily short-term investment funds to provide liquidity to plan investment managers.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

(a)

"Investment Grade" bonds are those rated Baa3/BBB or higher by at least two rating agencies; "High Yield" bonds are those rated below investment grade.

(b)

Primarily short-term investment funds to provide liquidity to plan investment managers.

The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(h)

Non-controlling interest

For US GAAP purposes, non controlling interest, previously referred to as minority interest, should be reported as part of equity in the consolidated financial statements; losses should be allocated to the non controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; changes in ownership interests should be treated as equity transactions if control is maintained and, upon a loss of control, any gain or loss on the interest disposed of should be recognized in earnings.

(i)

Business combination

The Company has accounted for the 2009 acquisition of Sino Gold in accordance with Section 1581 of the CICA Handbook as disclosed in note 4(a). For US GAAP purposes, the Company adopted ASC805 (SFAS No. 141R - Business Combinations). The effect of adopting the new requirements is outlined below with respect to the Sino Gold acquisition. Adoption of the new requirements had no effect on prior year numbers.

The following provides an analysis of the significant accounting and disclosure differences between Section 1581 and ASC 805 on the Sino Gold acquisition:

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

i.

Purchase price allocation

The allocation of the purchase price of the shares of Sino Gold based on preliminary estimates is summarized as follows:

US GAAP
Preliminary purchase price	$

131,772,777 common shares of Eldorado issued as CDIs	1,786,842
4,057,762 common shares of Eldorado issued to GFA	55,026
Fair value of the Sino Gold shares originally
acquired in July 2009
2,215,805

Fair value of net assets acquired based on preliminary allocation	$

Cash	77,781
Restricted cash	50,000
Accounts receivable and other	21,171
Inventory	38,791
Mining interests and property, plant and equipment,
including value beyond proven and probable reserves	2,040,553
Goodwill	856,108
Accounts payable and accrued liabilities	(76,201)
Asset retirement obligations	(19,249)
Debt	(191,121)
Future income taxes	(381,523)
Non-controlling interests	(200,505)
2,215,805

ii.

Acquisition consideration and costs

Under existing Canadian GAAP, the value of shares issued in a business combination is determined based on the announcement date. Under US GAAP the value of shares issued in a business combination is determined based on the fair value of the shares at the date of closing. The effect of this difference is to increase share capital by $400,706 and increase goodwill by a similar amount.

Under Canadian GAAP, step acquisitions are accounted for at original cost subject to equity accounting adjustments. Under US GAAP, acquisitions of equity interests prior to acquisition of control are included in the business combination accounting at fair value at the date of acquisition with any gain or loss being included within the determination of net income. Under US GAAP, net income and goodwill would be higher by $110,644.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

Under Canadian GAAP, non-controlling interests are carried at the pro-rata value of the underlying assets and liabilities based on carrying values. Under US GAAP, non-controlling interests at the date of the business combination are recorded at fair value.

Under Canadian GAAP, transaction costs are included as a cost of an acquisition. Under US GAAP, transaction costs, including restructuring costs, are expensed in the statement of earnings.  Under US GAAP, expenses would increase and goodwill arising on the business combination would be $23,602 lower.

iii.

Goodwill

The $856,108 of goodwill resulting from the acquisition is currently assigned to the China operating segment. The assignment is subject to change when this business combination accounting is finalized. The goodwill recognized is attributable primarily to the exposure to sustained increases in gold prices, over the long term price expectations used in the Company's fair value estimates and other factors. None of the goodwill is expected to be deductible for income tax purposes.

iv.

Deferred tax liabilities

The deferred tax liabilities of $381,523 recognized upon acquisition under US GAAP are related primarily to the difference between the book basis and fair value of identifiable tangible assets. To the extent of any change to the provisional fair values of tangible assets or other items, we would also expect to change the related deferred tax liabilities that have been recorded at the date of acquisition.

v.

Pro forma information

The following supplemental pro forma information presents the financial results as if the acquisition of Sino Gold had occurred January 1, 2009 for the year ended December 31, 2009 and on January 1, 2008 for the year ended December 31, 2008. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition of Sino Gold been completed on January 1, 2008 or January 1, 2009, nor are they indicative of any future results.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

Pro forma consolidated results, in thousands except per share date:

	Year ended
	2009	2008
	$	$

Revenue - gold sales	529,387	446,600
Net income	(63,327)	38,362
Basic net (loss) income per shares	(0.12)	0.07
Diluted net (loss) income per share	(0.12)	0.07

These amounts have been calculated after applying the Company's accounting policies and adjusting the results of Sino Gold to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and mineral interests, had been applied on January 1, 2009 and 2008, as applicable, together with the consequential tax effects.

(j)

Deferred financing costs

Deferred financing costs represent legal, other professional and bank underwriting fees incurred in connection with the issuance of debt. Under Canadian GAAP, unamortized deferred financing costs are included as an offset to debt in liabilities. Under US GAAP such costs are included in assets as a deferred asset. Such fees are amortized over the life of the related debt using the interest method. Amortization of deferred financing costs is included in interest expense, net.

(k)

Presentation of statement of cash flows

Under Canadian GAAP, the presentation of the statement of cash flows includes a subtotal in the operating activities section that is not allowed under US GAAP.

(l)

Adoption of new other United States accounting pronouncements

i.

FASB Accounting Standards Codification

In July 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") became the single source of authoritative U.S. GAAP for non-governmental entities. The ASC hierarchy consists of two levels, authoritative literature, and non-authoritative literature.  The ASC does not change GAAP, rather, it is designed to simplify access to and research on authoritative GAAP.  The authority of the rules and interpretive releases of the Securities Exchange Commission have not changed as a result of the implementation of the ASC.  The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company adopted the FASB ASC in the preparation of this US GAAP reconciliation note.

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

ii.

Business combinations

In December 2007, the FASB amended the Consolidation Topic of the ASC. The amendments establish how an entity accounts for identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination.  The amendments apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the amendments in the preparation of this US GAAP reconciliation note (note 24(i)).

iii.

Non-controlling interests

In December 2007, the FASB amended the Consolidation Topic of the ASC as it relates to the presentation and disclosure for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests.

The amendments establish where and how to report non-controlling interests in the consolidated balance sheet and statement of earnings (loss), how to account for changes in non-controlling interests and provides disclosure requirements.  The amendments are effective for fiscal years beginning on or after December 15, 2008.  The Company adopted the amendments in the preparation of this US GAAP reconciliation note (note 24(i)(ii)).

iv.

Post retirement benefit plan

In December 2008, the FASB amended the Compensation-Retirement Benefits Topic of the ASC.  The amendments provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan and require disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies.

Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, and (c) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and the significant concentrations of risk within plan assets. The disclosures are effective for fiscal years ending after December 15, 2009. Upon initial application, the amendments to this Topic are not required for earlier periods that are presented for comparative purposes. The Company adopted the disclosure requirements of this Topic in the preparation of this US GAAP reconciliation note (note 24(g)).

Eldorado Gold Corporation

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.

Differences between Canadian and United States GAAP (continued)

v.

Subsequent events

In May 2009, the FASB issued a new Subsequent Events Topic in the ASC, which establishes general standards of accounting for and disclosure of subsequent events.  The Topic is based on the same principles as those that currently exist in the auditing standards and requires disclosure of the date through which an entity has evaluated subsequent events and is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this new pronouncement had no impact on the preparation of this US GAAP reconciliation note.

25.

Subsequent events

(a)

White Mountain mine

On January 12, 2010 the Company announced that the mine has received all of the necessary approvals and production has re-commenced. During the approximately 5 month shutdown period, the mine continued to work on underground access and development and as a result it is expected that the mine will ramp up to full production quickly. The mine is now able to discharge treated water under an approved change to the Environmental Impact Assessment.

(b)

Acquisition of Xunke project

In January 2010, the Company acquired an additional 40% interest in the Xunke project for $11,000. The Company now holds a 65% interest in the property. The exploration license of Xunke is currently in the process of being transferred into the Company's joint venture company in Heilongjiang.

(c)

Sale of Beyinhar Joint-venture

On February 6, 2010 the Company entered into a Share Purchase Agreement for the sale of its interest in its Beyinhar Joint-venture in Inner Mongolian Autonomous Region, China, through the sale of its wholly owned subsidiary Golden China Nei Men Gold Exploration Corporation. The consideration of $20,000 was to be paid by the buyer in two instalments. The first instalment of $2,000 was received on February 26, 2010 and the second instalment of $18,000 is due on or before April 30, 2010. Beyinhar was included in the acquisition of Sino Gold but is considered to be a non-core asset by Eldorado.